UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

CLAYTON HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18418N107

(CUSIP Number)

STG UGP, LLC

4015 Miranda Avenue

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,771,775 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,771,775 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,775 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 235,018 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 235,018 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,018 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,006,793 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,006,793 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,793 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG UGP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,006,793 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,006,793 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,793 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,006,793 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,006,793 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,793 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2 below) on October 5, 2007 and Amendment No. 1 thereto filed on October 25, 2007 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Schedule 13D and the Exhibits and Schedule attached to the Schedule 13D is expressly incorporated herein by reference and the response to each item of this Amendment No. 2 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

“(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Symphony Technology II GP, LLC, a Delaware limited liability company (“Symphony GP”), (2) Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”), (3) STG III, L.P., a Delaware limited partnership (“STG III”), (4) STG III-A, L.P., a Delaware limited partnership (“STG III-A”), (5) STG III GP, L.P., a Delaware limited partnership (“STG III GP”), (6) STG UGP, LLC, a Delaware limited liability company (“STG UGP”) and (7) Dr. Romesh Wadhwani (“Dr. Wadhwani”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 99.2.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each member of STG UGP (the “Managing Persons”).

(c) The principal business of each of Symphony, STG III and STG III-A is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

The principal business of Symphony GP is acting as the sole general partner of Symphony. The principal business of STG III GP is acting as the sole general partner of STG III and STG III-A.  The principal business of STG UGP is acting as the sole general partner of STG III GP.  Dr. Wadhwani is the Manager of STG UGP.

Dr. Wadhwani’s principal occupation is serving as the Managing Partner of Symphony Technology Group, LLC and Managing Director of STG UGP.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Symphony GP, Symphony, STG III, STG III GP and STG UGP is organized under the laws of the State of Delaware.  Dr. Wadhwani is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

“In a series of transaction completed on October 25, 2007, Symphony acquired 2,006,793 shares of Common Stock (the “Shares”) for approximately $15,376,033 in investment capital.  On December 22, 2007, STG III and STG III-A acquired the Shares from Symphony for approximately $15.376,033 in investment capital.”

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented by adding the following:

“The Reporting Persons reallocated the shares of Common Stock owned or controlled by them as part of their ongoing capital management and financing needs through transactions effected on December 21, 2007.  Following this reallocation, Symphony and Symphony GP no longer have any voting or dispositive power over the Shares.”

Item 5.	Interest in Securities of the Issuer.

(a)  Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“STG III, STG III-A, STG III GP, STG UGP and Dr. Wadhwani (each an “STG III Party” and together the “STG III Parties”) may be deemed to beneficially own an aggregate of 2,006,793 shares of Common Stock (the “Shares”).

The Company has reported on its Quarterly Report on Form 10-Q for the period ended September 30, 2007, that there were 21,124,138 shares of Common Stock issued and outstanding as of October 31, 2007.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 9.0% of the outstanding shares of Common Stock as of October 31, 2007.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b)  Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“2,006,793 shares of Common Stock are owned directly by STG III and 235,018 shares of Common Stock are owned directly by STG III-A.  STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the Shares.  STG UGP is the sole general partner of STG III GP and controls the voting or disposition of all of the Shares.  Dr. Wadhwani is the Manager of STG UGP and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP.  By reason of these relationships, each of the STG III Parties may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such STG III Party as indicated above.

STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by Symphony except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that any of the STG III Parties share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c)  Item 5(c) of the Schedule 13D is amended and supplemented as follows:

“The following charts reflect the transactions in the shares of Common Stock effected by Symphony since the filing of Amendment No. 1 to this Schedule 13D and by STG III and STG III-A in the last 60 days.  Each purchase of Common Stock by Symphony was effected on the open market through various brokerage entities.  On December 21, 2007, STG III and STG III-A purchased the Shares from Symphony in a private transaction.

Transactions in Common Stock by Symphony since the filing of Amendment No. 1 to this Schedule 13D:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
October 23, 2007	Purchase of Common Stock	1,168	$7.100
October 24, 2007	Purchase of Common Stock	66,403	$7.080
October 25, 2007	Purchase of Common Stock	39,633	$7.093
December 21, 2007	Sale of Common Stock	2,006,793	$7.66199

Transactions in Common Stock by STG III in the last 60 days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
December 21, 2007	Purchase of Common Stock	1,771,775	$7.66199

Transactions in Common Stock by STG III-A in the last 60 days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
December 21, 2007	Purchase of Common Stock	235,018	$7.66199

(e) Item 5(e) of the Schedule 13D is amended and restated in its entirety as follows: “Symphony and Symphony GP no longer beneficially own any shares of Common Stock as of December 21, 2007.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is amended and supplemented by adding the following:

“99.2       Joint Filing Agreement, dated January 15, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., STG UGP, LLC, STG III GP, LLC, STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Managing Member

SYMPHONY TECHNOLOGY II A, L.P.
By: Symphony Technology II GP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Managing Member

STG UGP, LLC

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III GP, L.P.
By: STG UGP, LLC, its general parter

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III-A, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name: Romesh Wadhwani

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the managing members of STG UGP, LLC are set forth below. If no address is given, the managing member’s principal business address is 4015 Miranda Avenue, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship
Romesh Wadhwani	Managing Partner and CEO	United States
William Chisholm	Managing Director	United States
Michael Guthrie	Managing Director	United States

INDEX TO EXHIBITS

Exhibit Number	Document

99.2

Joint Filing Agreement, dated January 15, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., STG UGP, LLC, STG III GP, LLC, STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani.